SECURITII 08029431)N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36843

RECEIVED 2008 FEB 28 SEC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amvest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 E. Dublin Granville Rd., Suite 203
(No. and Street)

Columbus (City) Ohio (State) 43229-3314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sterling F. Chappell 614/431-2004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne Connelly Hill
(Name – *if individual, state last, first, middle name*)

1016 S. High St (Address) Columbus (City) Ohio (State) 43206 (Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sterling F. Chappell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amvest Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public My Commission Ends 11-21-08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amvest Securities, Inc.

Audited Financial Statements

December 31, 2007

Anne C Hill, CPA
1016 S High St.
Columbus, OH 43206

Report of Independent Auditor

To the Board of Trustees
Amvest Securities, Inc.

I have audited the accompanying balance sheet of Amvest Securities, Inc. as of December 31, 2007 and the related statement of income, stockholder's equity and cash flows for the year then ended. These statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amvest Securities, Inc., as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anne C Hill CPA

Columbus, Ohio
January 25, 2008

Amvest Securities, Inc.
Balance Sheet
December 31, 2007

ASSETS

Current Assets		
Cash and cash equivalents		$ 42,190
Accounts Receivable		4,163
Securities at fair value		59,257
Deferred Tax Asset		-
Total Current Assets		105,609
TOTAL ASSETS		$ 105,609

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued Payroll Taxes		$ 3,954
Income Tax Payable		6,821
Total Current Liabilities		10,775
Stockholder's Equity		
Common Stock - 750 Shares authorized		
2 Shares issued and outstanding	$ 4,040	
Paid in Capital	25,140	
Treasury Stock	(1,000)	
Accumulated Other Comprehensive Income	(14,321)	
Retained Earnings	80,974	
Total Stockholder's Equity		94,834
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$ 105,609

See notes to the financial statements.

Amvest Securities, Inc.
Income Statement
For the year ended December 31, 2007

Revenues	
Commissions	$ 577,025
Investment Income	30,006
Other	31,207
Total Revenue	638,239
Expenses	
Commissions	431,717
Administrative and General	158,237
Total Expense	589,954
Net Income before Tax	48,284
Provision for Income Taxes	
Current	7,243
Net Income	$ 41,041

See notes to the financial statements.

Amvest Securities, Inc.
Statement of Stockholder's Equity
For the year ended December 31, 2007

	Shares Issued and Outstanding	Stated Value	Paid in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders Equity
Balance December 31, 2006	2	$ 4,040	$ 55,140	$ (1,000)	$ (7,863)	$ 32,690	$ 83,007
Net Income for 2007 less unrealized gains						48,284	48,284
Return of Capital to Stockholder			(30,000)				(30,000)
Other Comprehensive Income							
Deferred Tax					(8,826)		(8,826)
Unrealized Holding Gain					2,369		2,369
Balance December 31, 2007	2	$ 4,040	$ 25,140	$ (1,000)	$ (14,320)	$ 80,974	$ 94,834

See notes to the financial statements.

Amvest Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2007

Cash Flows from Operating Activities	
Net Income	$ 41,041
Adjustments to reconcile net income to cash provided by operating activities:	
Decrease in deferred taxes	962
Increase in accounts receivable	(4,122)
Increase in accrued payroll taxes	2,195
Increase in income tax payable	6,281
Net cash provided by operating activities	46,357
Cash Flows from Investing Activities	
Purchase of securities	(6,670)
Proceeds from sale of securities	1,547
Reinvestment of capital gains	(156)
Reinvestment of dividends	(4,575)
Net cash provided by investing activities	(9,854)
Cash Flows from Financing Activities	
Return of Capital to Stockholder	(30,000)
Net cash used by financing activities	(30,000)
Net increase in Cash and Cash Equivalents	6,503
Cash and Cash Equivalents - Beginning of Year	35,687
Cash and Cash Equivalents - End of Year	$ 42,190

See notes to the financial statements.

Amvest Securities, Inc

Notes to the Financial Statements
December 31, 2007

Note 1 – Summary of Significant Accounting Policies

Business Purpose

Amvest Securities, Inc. (the Company) was incorporated on July 16, 1986 to engage in selling mutual funds, investments and variable contract products. The Company became an Introducing Broker/Dealer in March 2000 and has now entered into a clearing agreement with Southwest Securities. The company does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Income Taxes

The Company is a C corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily related to unsettled transactions and events as of the date of the financial statements. Accordingly upon settlement, actual results may differ from estimated amounts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees billed to registered representatives which the Company has paid on their behalf. The Company believes all fees will be

collected and there is no allowance for doubtful accounts calculated for December 31, 2007.

Investments

The Company classifies its investments as available for sale. These securities are carried in the financial statement at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Comprehensive Income

The Company reports on comprehensive income in accordance with SFAS No. 130. Statement No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. As of December 31, 2007, the Company's comprehensive income, as shown in the statement of stockholder's equity, consists of unrealized gain on securities held for investment of $2,369.

Deferred Income Taxes

Deferred income taxes are established for temporary differences for net operating carry forwards. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws that will be in effect in the years in which the temporary differences are expected to reverse. The loss carry forward at December 31, 2007 is $9,644 and will be fully utilized when the corporate tax return is filed.

Note 2 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregated indebtedness to all other persons cannot exceed 1.500% of net capital. At December 31, 2007 the Company had net capital of $90,792 and was $40,792 in excess of the minimum required. The percentage of aggregate

indebtedness to net capital was 4.36%. All liabilities were satisfied with payment on January 8, 2008.

Note 3 – Marketable Securities

Fair market value of equity securities at December 31, 2007 are as follows:

Available for sale

	Cost	Unrealized Gains	Fair Value
Mutual Funds	33,705	25,552	59,257
Balance December 31,2007	33,705	25,552	59,257

Note 4 – Lease

The Company leases its office space on an annual basis, with annual lease payments of $9,000.

Note 5 – Paid in Capital

During 2007 the stockholder took a return of capital in the amount of $30,000. This reduction of capital is reported in the Statement of Stockholder's Equity.

Independent Auditor's Report on Supplementary Financial Data Pursuant to SEC Rule 17a-5

For the year ended December 31, 2007

The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and the schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

[signature]

Columbus, Ohio
January 25, 2008

Amvest Securities, Inc.
Computation of Net Capital Requirement
December 31, 2007

Minimum net capital require (6 2/3% of aggregate indebtedness)	$	264
Minimum dollar net capital requirement		50,000
Net Capital requirement (greater of the above)		50,000
Excess Net Capital	$	40,792
Percentage of aggregate indebtedness to net capital		4.36%

Amvest Securities, Inc.
Computation of Net Capital
December 31, 2007

Stockholder's Equity	$	94,834
Non-allowable assets		-
Haircut - debt securities		(4,042)
Haircut - other securities		-
Net capital	$	90,792

Amvest Securities, Inc.
Schedule of Aggregate Indebtedness
December 31, 2007

Accrued Liabilities	$ 3954.18
Aggregate Indebtedness	$ 3954.18

END